Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Tel: (215) 988-1146

Fax: (215) 988-2757

April 2, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenneth Ellington

Re:	The Commerce Funds (the “Registrant”); Registration Nos. 33-80966 and 811-8598

Dear Mr. Ellington:

This letter is in response to the comments you provided to me on March 11, 2019 with regard to the Registrant’s annual report for the fiscal year ended October 31, 2018 (the “Annual Report”) and filing on Form N-CEN for the period ended October 31, 2018 (the “Form N-CEN Filing”). I have summarized the staff’s comments and the Registrant’s responses below.

1.

Comment: With respect to the Commerce Bond Fund and Commerce Kansas Tax-Free Intermediate Bond Fund (each a “Fund”), please identify any security listed in the Schedule of Investments for the Fund included in the Annual Report that was purchased on a when-issued or forward commitment basis and was not delivered to the Fund as of October 31, 2018.

Response: The Schedule of Investments for the Commerce Bond Fund included in the Annual Report contained the following security purchased on a when-issued or forward commitment basis, which was not settled as of October 31, 2018:

Security Name	Principal Amount	Interest Rate	Maturity Date	Value
FNMA Pool BK9890	$4,987,099	5.000%	08/01/48	$5,254,768

The Schedule of Investments for the Commerce Kansas Tax-Free Intermediate Bond Fund included in the Annual Report contained the following security purchased on a when-issued or forward commitment basis, which was not settled as of October 31, 2018:

Security Name	Principal Amount	Interest Rate	Maturity Date	Value
Arlington TX Higher Education Finance Corp. Revenue Bonds (KIPP Texas, Inc.) Series 2018 (PSF-GTD) (AAA/NR)	$1,000,000	4.000%	08/15/32	$1,029,370

The Registrant confirms that it will indicate through a footnote in the Schedules of Investments included in the Registrant’s future Form N-CSR filings any security purchased on a when-issued or forward commitment basis that was not settled as of the end of the period covered by the filing.

2.

Comment: With respect to the Commerce Kansas Tax-Free Intermediate Bond Fund, please explain what the $1,752,165 payable listed as “Due to the custodian” in the Statements of Assets and Liabilities included in the Annual Report was owed for.

Response: The $1,752,165 payable was owed to the custodian because the Commerce Kansas Tax-Free Intermediate Bond Fund was overdrawn. The Commerce Kansas Tax-Free Intermediate Bond Fund sold a U.S. Treasury security on October 31, 2018 to cover the overdraft, which sale is identified in the Statements of Assets and Liabilities for the Fund by the line item “Receivables: Investments sold.”

3.	Comment: Please amend the Registrant’s Form N-CEN Filing to include a Legal Entity Identifier number for the Registrant in Item of B.2.

Response: The Registrant so amended the Form N-CEN Filing on March 18, 2019.

4.

Comment: The independent public accountant’s report on internal controls (“Independent Accountant’s Report”) attached to the Form N-CEN Filing does not include a signature. Please confirm that the Registrant maintains a signed copy of this document in its records and include a signature on each Independent Accountant’s Report filed by Registrant in future Form N-CEN filings.

Response: The Registrant confirms that it maintains a signed copy of the Independent Accountant’s Report for the Form N-CEN Filing and will endeavor to include a signed Independent Accountant’s Report in its future Form N-CEN filings. An amended Form N-CEN Filing containing the Independent Accountant’s conformed signature was filed on March 18, 2019.

If you have any questions, please do not hesitate to call me at (215) 988-1146.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy